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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 14D-9/A
                Solicitation/Recommendation Statement Pursuant to
             Section 14(d)(4) of the Securities Exchange Act of 1934


                     ChrisKen Partners Cash Income Fund L.P.
                            (Name of Subject Company)

                     ChrisKen Partners Cash Income Fund L.P.
                       (Name of Persons Filing Statement)

                          Limited Partnership Interests
                         (Title of Class of Securities)

                                 Not Applicable
                      (CUSIP Number of Class of Securities)

                           John F. Kennedy, President
                        ChrisKen Income Properties, Inc.
                            Managing General Partner
                             345 North Canal Street
                             Chicago, Illinois 60606
                                 (312) 454-1626
  (Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

                                 With a copy to:

                              Misty S. Gruber, Esq.
                           Dykema Gossett Rooks Pitts
                        10 South Wacker Drive, Suite 2300
                             Chicago, Illinois 60606
                                 (312) 627-2122

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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ITEM 1.  SUBJECT COMPANY INFORMATION.

The name of the subject company is ChrisKen Partners Cash Income Fund L.P., a Delaware limited partnership (the "Partnership"). ChrisKen Income Properties, Inc., an Illinois corporation, and ChrisKen Limited Partnership I, an Illinois limited partnership, are the general partners of the Partnership (the "General Partners"). The principal executive offices of the Partnership and the General Partners are located at 345 North Canal Street, Chicago, Illinois 60606. The telephone number for the Partnership and the General Partners is 312-454-1626. The title of the class of equity securities to which this statement relates is units of limited partnership interest of the Partnership ("Units"). There were 35,965 Units outstanding as of December 31, 2003.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

The subject company, ChrisKen Partners Cash Income Fund L.P., a Delaware limited partnership, is the filing person. Its address is at 345 North Canal Street, Chicago, Illinois 60606 and the telephone number is 312-454-1626.

This Schedule 14D-9 relates to a tender offer by Mackenzie Patterson Acquisition Co., LLC; MP Income Fund 19, Llc; MP Income Fund 11, L.P.; Mackenzie Patterson Special Fund 6, LLC; Mackenzie Patterson Special Fund 6-A, LLC; Mackenzie Patterson Special Fund 7, LLC; Accelerated High Yield Institutional Investors, L.P.; Accelerated High Yield Institutional Fund, L.P.; Specified Income Fund, L.P.; MP Falcon Growth Fund, Llc; Mackenzie Patterson Fuller, Inc.; and C.E. Patterson (collectively, the "Bidders") disclosed in a Schedule TO Tender Offer Statement (the "Schedule TO"), dated March 19, 2004, to purchase any and all Units at a purchase price equal to $350.00 per Unit, less the amount of any distributions declared or made with respect to the Units between March 19, 2004, and April 30, 2004, or such other date to which the Offer (as hereinafter defined) may be extended, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 19, 2004, and the related Letter of Transmittal (the "Offer to Purchase").

Based on the information in the Schedule TO, the business address of the person authorized to receive notices and communications on behalf of the Bidders is Christine Simpson, MacKenzie Patterson Fuller, Inc., 1640 School Street, Moraga, California 94556.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

There is no material contract, agreement, arrangement or understanding or any material actual or potential conflict of interest between: (i) the Partnership and the General Partners; (ii) the Partnership and the Bidders; or (iii) the General Partners and the Bidders. The General Partners are entitled to receive distributions of the Partnership's operating cash flow and net sale or refinancing proceeds, which amounts are subordinated to certain preferential returns due the limited partners of the Partnership (the "Limited Partners"), as described in the Partnership's Amended and Restated Limited Partnership Agreement, as amended to date (the "Partnership Agreement"). CREMCO, LLC ("Cremco"), an affiliate of the General Partners, is compensated for providing property management services to the Partnership. The Partnership paid Cremco approximately $154,422 for the year ended December 31, 2003, for such services, pursuant to the terms of the Partnership Agreement. In 2003, the Partnership also reimbursed Cremco for payroll expenses for personnel directly related to the Partnership's operations totaling $362,542. In addition, should the General Partners or their affiliates provide services to the Partnership in connection with the sale of any of the Partnership's real properties, they will be entitled to a fee for such services; however, any such fee will be subordinated to certain preferential distributions due to the Limited Partners, as set forth in the Partnership Agreement.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

(a) The Solicitation or Recommendation. The Managing General Partner is recommending that you reject the Bidders' Offer to Purchase.

(b) Reasons. The General Partners believe that because the proposed sale of the Springdale Apartments by April 14, 2004, discussed in Item 7 below, is subject only to Limited Partner approval, and if so approved will result in distribution of approximately $307 to Limited Partners, Limited Partners are better off rejecting the offer from the

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Bidders, particularly since the Partnership would still hold Gold Coast Storage.
Based upon current negotiations regarding Gold Coast Storage, the Managing General Partner, further believes that a sale of Gold Coast Storage this year, as contemplated could result in distributions of at least an additional $100 per Unit, bringing total distributions to over $400 per Unit. Additionally, the Bidders acknowledge that the liquidation value of the Partnership's assets, which they have calculated to be approximately $483.00 per Unit, is higher than their bid. It should be noted, however, that there can be no assurance that the Limited Partners will approve the proposed sale of the Springdale Apartments or that we will be able to finalize a sale of Gold Coast Storage on favorable terms. Additionally, there be no assurance that a better offer for the Springdale Apartments can be attained later if Limited Partners do not approve the proposed sale . As a result, there also can be no assurance as to the timing or amount of any future Partnership distributions, nor can there be any assurance that the Bidders' estimate accurately reflects an approximate value of the Units or that the actual amounts which may be realized by holders for the Units may not vary substantially from their estimate. The General Partners hold no Units directly. However, John F. Kennedy, President of the Managing General Partner, owns 245.3 Units and John S. Marten, President of ChrisKen Equities, Inc., a non-managing general partner of the Partnership's Associate General Partner and a shareholder of the Managing General Partner, owns 235.3 Units. Mr. Kennedy has indicated that he will not tender his 245.3 Units.

ITEM 5.  PERSON/ASSETS RETAINED, EMPLOYED,  COMPENSATED OR USED

None.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a)  None.

ITEM 7.  PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS

(a) The Partnership has not engaged in any negotiation in response to the Offer to Purchase which relates to or would result in: (i) an extraordinary transaction, such as a merger or reorganization, involving the Partnership; (ii) a purchase, sale or transfer of a material amount of assets by the Partnership; or (iii) any material change in the present capitalization or dividend policy of the Partnership. However, on February 9, 2004, the Partnership, through a subsidiary limited partnership, entered into a Sale and Purchase Agreement to sell the Springdale Apartments to Joint Venture, LLC, Phillip & Sally Askotzky Revocable Living Trust Dated 10/07/96, Michael A. and Tracy C. Askotzky Trust T/U//A Dated March 8, 1999, The Levinsky and Ceren Family Trust Dated April 26, 1989, 2002 Levinsky Family Trust, Maurice Neeman Trust and Shirley Neeman Trust and Springdale Apartments, LLC (collectively, the "Purchaser"), for a purchase price of $11,385,000, subject to certain adjustments at or prior to closing, payable in cash. The Managing General Partner conditioned the sale to the Purchaser on approval by limited partners holding not less than a majority of the Partnership's outstanding Units, and on March 29, 2004, mailed a Notice of Special Meeting and Proxy Statement to all Limited Partners of record on December 31, 2003 regarding the proposed sale.

The Special Meeting has been called for April 14, 2004, and subject to approval by the Limited Partners, the sale is expected to close on or about April 14, 2004. If the sale of the Springdale Apartments is completed, the Managing General Partner estimates that approximately $307 per Unit will be distributed to the Limited Partners the Partnership will continue to own and operate its second property, Gold Coast Storage, until it can be sold and the Partnership is terminated and dissolved and thereafter liquidated. Accordingly, approval of the sale of the Springdale Apartments will not cause a termination or dissolution of the Partnership. Although Gold Coast Storage has been listed with a broker for sale, as of the date hereof, the Partnership had received no purchase offers for Gold Coast Storage. Any future sale of Gold Coast Storage also will require the approval of a majority of the Limited Partners. A copy of the Sale and Purchase Agreement is included as Exhibit 99.1 to the Form 8-K filed by the Partnership dated as of February 9, 2004, and copies of the Notice of Special Meeting and Proxy Statement are included in the Schedule 14A Information filed by the Partnership and are incorporated herein by this reference.

As described in Item 4, prior to receiving the Bidders' Offer to Purchase, the Partnership had listed the Gold Coat Storage for sale, but has not come to a definitive agreement for sale with any prospective purchaser.



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(b) There are no transactions, resolutions, agreements in principle or signed contracts in response to the Offer to Purchase that relate to or would result in one or more of the events referred to in Item 7(a). See however, Item 7(a) regarding a proposed sale of the Springdale Apartments that was agreed to by the Partnership, subject to Limited Partner approval, prior to filing of the offer made by the Bidders.

ITEM 8.  ADDITIONAL INFORMATION

None.

ITEM 9.  EXHIBITS

(a)(1)  Letter to Limited Partners.

(a)(2)  Letter to Limited Partners


SIGNATURE. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 8, 2004           ChrisKen Partners Cash Income Fund L.P.

                                 By: ChrisKen Income Properties, Inc., Managing General Partner

                   By:/s/ John F. Kennedy
                    ------------------------------
                    John F. Kennedy, President


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                                                                  Exhibit (a)(1)

ChrisKen Partners Cash Income Fund, L.P.
345 N. Canal Street, Suite 201
Chicago, Il 60606
Phone: (312) 454-1626
Fax:   (312) 454-1627

March 29, 2004

RE:      ChrisKen Partners Cash Income Fund, L.P.
         Springdale Apartments, Waukesha Wisconsin

Dear ChrisKen Partner:

         Enclosed is information regarding the proposed sale of Springdale Apartments, one of the two assets owned by ChrisKen Partners Cash Income Fund L.P.

         As you may recall, sometime back I indicated that it might be possible to convert Springdale to condominiums, as an exit strategy. Based on the research that was done this does not seem to be a practical scenario. As a result, we have completed the marketing of Springdale Apartments, selected a qualified buyer, and entered into a Purchase and Sale Agreement, which is subject to a majority vote of the limited partners. While the Partnership's Agreement of Limited Partnership, as amended, does not require that the Limited Partners vote on the proposed sale, since the Springdale Apartments is the larger of the Partnerships two properties, we have decided to solicit proxies from all Limited Partners regarding the proposed sale to allow the Limited Partners to participate in the sale decision.

         It is my opinion that the sale price of $11,385,000 (subject to certain adjustments at or prior to closing) is fair and reasonable given overall conditions in the real estate market, the age of the property, and current performance.

         My recommendation is that you approve the sale by completing the enclosed proxy form and return it as soon as possible in the enclosed self-addressed envelope. As we have a limited amount of time in which to respond to the Purchase and Sale Agreement, your attention to this matter is important.

         We expect to distribute net proceeds from the sale within approximately 30-45 days, following the closing, which is scheduled to occur on or before April 30, 2004.

         While we do not yet have all of the costs related to the sale calculated, we would expect to distribute approximately $307 per unit.

         Once this property is closed, I will focus attention on the sale of Gold Coast Self-Storage, located in Chicago. The property is presently being marketed, and I expect we will be in a position to select a buyer in the next 90 to 120 days, with the closing to follow thereafter.

            In addition, as you likely know, on March 26, 2004, I received a copy of an unsolicited tender offer to purchase any and all of the outstanding Limited Partnership Units of the Partnership for $350.00 per Unit. The Schedule 14D-1 I received indicates that the bidders and their affiliates currently own a nominal economic interest in the Partnership. You may recall that they have previously made tenders for Units at prices that were below what we believed to be attractive. Our records show that pursuant to these prior offers, they have purchased a total of 808.14 Units or approximately 2.2% of the Units outstanding.

            The Managing General Partner is recommending that you reject the Bidders' Offer to Purchase because the proposed sale of the Springdale Apartments by April 30, 2004, is now subject only to Limited Partner approval, and if so approved will result in distribution of approximately $307 to Limited Partners. Although I cannot

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guarantee that the Limited Partners will approve the sale of the Springdale
Apartments, I believe it to be an attractive proposal. I therefore believe that Limited Partners are better off rejecting the offer from the Bidders, particularly since the Partnership would still hold Gold Coast Storage. Based upon current negotiations regarding Gold Coast Storage discussed above, the Managing General Partner, further believes that a sale of Gold Coast Storage this year, as contemplated could result in distributions of at least an additional $100 per Unit, bringing total distributions to over $400 per Unit.

Additionally, in the Bidders' Offer to Purchase, even the Bidders acknowledge that the liquidation value of the Partnership's assets, which they have calculated to be approximately $483.00 per Unit, is higher than their bid. It should be noted, however, that there can be no assurance that the Limited Partners will approve the proposed sale of the Springdale Apartments or that we will be able to finalize a sale of Gold Coast Storage on favorable terms. Additionally, there be no assurance that a better offer for the Springdale Apartments can be attained later if Limited Partners do not approve the proposed sale . As a result, there also can be no assurance as to the timing or amount of any future Partnership distributions, nor can there be any assurance that the Bidders' estimate accurately reflects an approximate value of the Units or that the actual amounts which may be realized by holders for the Units may not vary substantially from their estimate.

            You will have to make the determination as to whether to wait to see if the sale of the Springdale Apartments is approved by the Limited Partners, or sell your interest now at the tender offer price.

            We do recommend, however, that if you choose to sell your interest to the Bidders, you consider other options for sale, including the informal secondary market for the Units. If you would like further details regarding the informal secondary market, please consult with your broker or registered representative. By accepting this or any other potential tender offer, you will no longer have ownership interest in the Partnership's assets; thus, you will not share in any potential change in their value. If you choose to pursue the tender offer, payment will come directly from the Bidders.

            As always, please do not hesitate to contact me if you have any questions regarding your investment.

Sincerely,

/s/ John F. Kennedy
-------------------

John F. Kennedy,
President
ChrisKen Income Properties, Inc.,
Managing General Partner



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                                                                  Exhibit (a)(2)


ChrisKen Partners Cash Income Fund, L.P.
345 N. Canal Street, Suite 201
Chicago, Il 60606
Phone: (312) 454-1626
Fax:   (312) 454-1627

April 8, 2004

Dear ChrisKen Limited Partner:

         On March 30, 2004, we mailed to a package regarding the proposed sale of Springdale Apartments, one of the two assets owned by ChrisKen Partners Cash Income Fund, LP. (the "Partnership").

            In addition, in our letter which accompanied that package, we discussed an unsolicited tender offer to purchase any and all of the outstanding Limited Partnership Units of the Partnership for $350.00 per Unit made by Mackenzie Patterson Acquisition Co., LLC and related parties (collectively, the "Bidders").

            As indicated in that letter, the Managing General Partner is recommending that you reject the Bidders' Offer to Purchase because the proposed sale of the Springdale Apartments by April 30, 2004, is now subject only to Limited Partner approval, and if so approved will result in distribution of approximately $307 to Limited Partners. Although we cannot guarantee that the Limited Partners will approve the sale of the Springdale Apartments, we believe it to be an attractive proposal. We therefore believe that Limited Partners are better off rejecting the offer from the Bidders, particularly since the Partnership would still hold Gold Coast Storage. Once Springdale is closed, we will focus attention on the sale of Gold Coast Self-Storage, which we are presently marketing for sale. We also indicated that we believe that a sale of Gold Coast Storage could result in distributions of at least an additional $100 per Unit, bringing total distributions to over $400 per Unit. Our belief that a sale of Gold Coast Storage will result in distributions of at least an additional $100 per Unit is premised on interviews of three independent commercial real estate brokers conducted by the Partnership. The estimated value provided by the independent brokers ranged from $4,600,000 to $7,000,000. After reducing the lowest estimate by estimated disposition costs of 3%, it is our belief that $100 per Unit is an appropriate conservative estimate for the sale of Gold Coast Storage.

            Also, if you have not already sent in your proxy, please do so for our April 14, 2004 meeting.

As always, please do not hesitate to contact me if you have any questions regarding your investment.

Sincerely,

/s/ John F. Kennedy
-------------------

John F. Kennedy,
President
ChrisKen Income Properties, Inc.,
Managing General Partner